

Andy Weeks · 3rd

Founder & Chairman of Rake LLC

Flossmoor, Illinois, United States · Contact info

287 connections

W5 Golf, Inc.

University of Illinois Urbana-Champaign

Experience

Founder & CEO
W5 Golf, Inc.
Sep 2006 – Present · 15 yrs 5 mos

Founder & Chairman
Rake LLC
Jan 2018 – Present · 4 yrs 1 mo
Flossmoor, Illinois, United States

Education

University of Illinois Urbana-Champaign
1985 – 1990